

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

Ms. Bella Goren
Senior Vice President - Finance
AMR Corporation/American Airlines, Inc.
4333 Amon Carter Blvd., MD 5627
Fort Worth, Texas 76155

> **Re:** **AMR Corporation**
> **Form 10-K**
> **File No. 001-08400**
>
> **American Airlines, Inc.**
> **Form 10-K**
> **File No. 001-02691**

Dear Ms. Goren:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief